Exhibit 99.2

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

OF NEVADA GEOTHERMAL POWER INC.

This information is given as of October 30, 2008

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevada Geothermal Power Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on December 4, 2008 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 100 University Avenue 9th Floor, Toronto Ontario, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.  In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 30, 2008, the Company had 94,394,504 common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on October 30, 2008, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently eight.  Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at seven.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
BRIAN D. FAIRBANK President, Chief Executive Officer and Director Canada	President of the Company and President of Fairbank Engineering Ltd., a firm of consulting geologists and engineers since 1986.	Since April, 1995	5,513,553
JAMES E. YATES Director (2)(3) (4) Canada	Founder and President of Hycroff Realty Ltd., a company involved in real estate sales and development	Since December, 1996	nil
MARKUS K. CHRISTEN Director (3) (4) USA	Independent financial advisor; former managing director of Credit Suisse First Boston, NY, specializing in energy and geothermal transactions from 1997 to 2000	Since January, 2003	200,000
R. GORDON BLOOMQUIST Director (3) USA	Consultant to the World Bank on its energy projects. A past Director of Geothermal and District Energy Programs with the Washington State Energy Office.	Since March, 2003	77,000
RICHARD CAMPBELL Director (2)(4) USA	Currently a director of the Geothermal Resources Council. Manager of the Technical and Engineering Services Division of TIC (The Industrial Company)	Since December 2005	nil
DOMENIC J. FALCONE Director (2) (3) (4) USA	President of Domenic J. Falcone Associates, Inc., a financial advisory firm, formerly director or senior officer of CBIZ Valuation Group, Nuvant Systems and PG&E Energy Services.	Since January 2004	100,000
ROSS GLANVILLE Director (2) Canada	President, Ross Glanville & Associates	Since June 2008	nil

(1)

includes direct and beneficial holdings.

(2)

member of the Audit Committee of the Company.

(3)

member of the Compensation and Nominating Committee of the Company.

(4)

member of the Corporate Governance Committee of the Company

EXECUTIVE COMPENSATION

Interpretation

National Instrument 51-102 Continuous Disclosure Obligations defines “Executive Officer” to mean, for a reporting issuer, an individual who is,

(a)

the chair, vice-chair, or president;

(b)

a vice-president in charge of a principal business unit, division or function including sales, finance or production; or

(c)

performing a policy-making function in respect of the issuer.

Form 51-102F6 Statement of Executive Compensation further defines the following:

(a)

“Chief Executive Officer” or “CEO” means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)

“Chief Financial Officer” or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“Named Executive Officers” or “NEOs” means the following individuals:

(i)

each CEO;

(ii)

each CFO;

(iii)

each of the Company’s most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Brian D. Fairbank, President and CEO and Andrew T. Studley, Secretary and CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $150,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Brian D. Fairbank, President, CEO Canada	2008 2007 2006	214,500 108,000 (1) 75,500 (1)	nil nil nil	nil nil nil	180,000 1,000,000 (2) 300,000 (2)	nil nil nil	nil nil nil	nil nil (3) nil (3)
Andrew T. Studley CFO and Secretary	2008 2007 2006	138,077 nil(4) nil	nil nil nil	nil nil nil	390,000 nil nil	nil nil nil	nil nil nil	nil nil nil

(1)

consisting of a management fees paid to Fairbank Engineering Ltd. and Tywell Management Inc., non-reporting companies controlled by Brian D. Fairbank.

(2)

indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.

(3)

the table does not include fees paid to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank, for geothermal consulting services provided by employees of Fairbank Engineering Ltd. other than Brian D. Fairbank.

(4)

Mr. Studley was appointed to serve as CFO and Secretary on August 2, 2007.

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company, in excess of twelve months except as described herein. Refer to “Compensation and Nominating Committee Report of Executive Compensation”.

Options and Stock Appreciation Rights (SARS)

The Company has established a formal plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company.  The grant of stock options is determined by the Company’s directors, and is only granted in compliance with applicable laws and regulatory policy.  The policies of the TSX Venture Exchange (“TSX-V”) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company proposes to have the option plan ratified by shareholders at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended June 30, 2008:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	180,000	8%	1.03	nil	May 27, 2013
Andrew T. Studley	390,000	17%	0.80 1.03 1.15	7,000	August 1, 2012 Nov 29, 2012- May 27, 2013

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at June 30, 2008	Value of Unexercised in-the-Money Options/SARs at June 30, 2008 (2)
Brian D. Fairbank	nil	nil	1,780,000	1,048,180
Andrew T. Studley	nil	nil	390,000	145,100

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being $1.27) on the last day the shares traded on or before June 30, 2008 (being June 30, 2008) less the per option exercise price.

Option and SAR Repricings

None of the options held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company.  No SARs have been issued or repriced.

Directors

The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted (1)	Exercise Price per Share	Date of Grant
2,286,000	$0.80 - $1.15	August 1, 2007 – June 4, 2008

(1)

includes the number granted to Named Executive Officers previously disclosed

Compensation and Nominating Committee and Report on Executive Compensation

The Compensation and Nominating Committee of the board of directors is comprised of Markus Christen, Domenic Falcone, James Yates and Gordon Bloomquist. The majority of the members of the Compensation and Nominating Committee do not serve as executive officers of the Company.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.  The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

During the 2008 fiscal year, the Company paid up to September 30, 2008 a management fee of $9,000 per month to Tywell Management Inc., a non-reporting company controlled by Brian D. Fairbank, for services provided by Mr. Fairbank pursuant to a Management Consulting Services Agreement dated December 1, 2005 (the “Tywell Management Agreement”).

During the 2008 fiscal year, the Tywell Management Agreement was terminated and replaced by an employment agreement dated October 1, 2007, whereby the Company retained the services of Mr. Fairbank on a full-time basis for a period of two years in consideration of a payment of $250,000 in salary per year.  The agreement provides for severance payments equal to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

During the 2008 fiscal year, the Company was party to a Technical Consulting Services Agreement dated January 1, 2006 (the “FEL Consulting Agreement”), with Fairbank Engineering Ltd. (“FEL”), a non-reporting company controlled by Brian D. Fairbank.

Under the terms of this agreement, FEL provided geological and technical staff necessary to implement the Company’s exploration and development programs on its geothermal properties, in consideration for which FEL was paid fees (based upon an agreed rate schedule) of $656,973 in fiscal 2007.No fees were charged to the Company for any services rendered by Mr. Fairbank under the FEL Consulting Agreement.

During the 2008 fiscal year, the FEL Consulting Agreement was terminated and replaced by an agreement between the Company and FEL dated October 1, 2007, whereby the Company directly retained the services of the FEL employees and acquired certain assets from FEL.  Under the terms of this agreement the Company has paid $102,143 and issued 160,000 common shares to FEL.

In the 2008 fiscal year, the Company appointed Andrew Studley to serve as CFO of the Company. Mr. Studley is paid the sum of $12,500 per month in consideration for such services.

The Company paid Markus Christen, a director of the Company, the sum of $733,116 for consulting services during the 2008 fiscal year pursuant to an agreement dated January 12, 2007. Mr. Christen is also entitled to receive fees for financial advisory services in connection with arranging financing for development and construction of a power plant at the Blue Mountain Project.

The Company paid Domenic Falcone, a director of the Company, the sum of $59,659 during the 2008 fiscal year as remuneration for consulting services.

The Company pays each director the sum of $1,000 per month, or $1,500 per month for the Chairman of a Committee.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer or nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company, except as described herein. Refer to “Compensation and Nominating Committee Report of Executive Compensation”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Morgan & Company, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer.  A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.  Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees, for further clarification of the meaning of “independence” and “material relationship”.

The Board is currently composed of eight directors, five of whom (Campbell, Yates, Falcone, Bloomquist and Glanville) are independent. The remaining directors (Fairbank, Christen and Milligan) are not considered to be independent since they serve, or have recently served, as executive officers of the Company or received consulting fees in excess of $75,000 in the past fiscal year.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer
James E. Yates	ESO Uranium Corp.
Domenic Falcone	Western GeoPower Inc.
Ross Glanville	Archon Minerals Limited Baja Mining Corp. Starfield Resources Inc.

Orientation and Continuing Education

The Board has adopted a charter for the Corporate Governance Committee, to which the Board has delegated responsibility for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Board has adopted a Code of Conduct and Business Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard of ethical conduct in all dealings related to the affairs of the Company.

The Board has formed three committees, being the Audit Committee, the Compensation and Nominating Committee and the Corporate Governance Committee.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of four directors Markus Christen, Domenic Falcone, James Yates and Gordon Bloomquist, three of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Audit

The Board has formed an Audit Committee, which is comprised of Richard Campbell, Domenic Falcone, Ross Glanville and Jim Yates all of whom are independent.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Corporate Governance

The Corporate Governance Committee is comprised of four directors Domenic Falcone, Richard Campbell, Jack Milligan and James Yates, three of whom are independent directors, which is responsible for establishing and monitoring the governance practices and procedures of the Board and of the committees of the Board.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the “Committee”) is set out below, as required by Form 52-110F2.  The Charter of the Audit Committee is attached as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Committee:

Domenic Falcone Chairman	Independent (1)	Financially literate (1) Financial expert
Ross Glanville	Independent (1)	Financially literate (1)
James E. Yates	Independent (1)	Financially literate (1)
Richard Campbell	Independent (1)	Financially literate (1)
(1) As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (de minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted any specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2008	$22,760	nil	$2,500	nil
June 30, 2007	$18,800	$3,960	$2,500	nil
June 30, 2006	$15,900	nil	$2,400	nil

Exemption

The Company is relying on the exemption from full compliance with MI 52-110 granted for Venture Issuers under Part 6 of Multilateral Instrument 52-110

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

a)

Shareholders Report

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

b)

Incentive Share Option Plan

The Company wishes to ratify the Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate.  Some of the significant terms of the Plan are as follows:

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V.  In the event that the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”), the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V.  In the event that the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX, options granted must expire not later than a maximum of ten years from the date of grant. In the event that Options are due to expire during a blackout period which prohibits trading by insiders, the Plan provides that the expiration date of the Option shall be extended for a reasonable period of time following the date the blackout period is lifted.

5.

The options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated October 30, 2008, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company.  Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

c)

Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider and vote to ratify, confirm and approve the Company’s Shareholder Rights Plan (the “Rights Plan”), which will be adopted by the Board prior to the Meeting.  Under the Rights Plan, share purchase rights (the “Rights”) were issued to holders of Shares at the rate of one Right for each common share (a “Share”) outstanding at the close of business (Vancouver time) on the date of the agreement (the “Record Time”), at which time the Rights Plan will become effective.

The Rights Plan remains subject to final approval by the TSX-V, and the Company has submitted the Rights Plan to the TSX-V for approval.  The approval of the TSX-V is subject to shareholder confirmation of the Rights Plan, however, and accordingly the Rights Plan will continue in effect only if it is confirmed by the shareholders of the Company at the Meeting.

The text of the ordinary resolution approving, ratifying and confirming the Rights Plan to be considered and, if thought fit, approved at the Meeting is substantially as follows:

“BE IT RESOLVED THAT:

1.

The shareholder rights plan containing the terms and conditions substantially as set forth in the Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc., a copy of which has been tabled at this meeting by the Secretary of the Company, be and is hereby ratified, confirmed and approved.

2.

The actions of the directors and officers of the Company in adopting the Shareholder Rights Plan and in executing and delivering the Shareholder Rights Plan Agreement be and are hereby ratified, confirmed and approved.

3.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.

4.

Notwithstanding that this resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof.”

As set out in the text of the resolution, notwithstanding its approval, the Board may determine not to proceed with the Rights Plan at any time.

Recommendation of the Board of Directors

The Board has determined that the Rights Plan is in the best interests of the Company and its shareholders and recommends that shareholders vote in favour of the resolution ratifying, confirming and approving the Rights Plan, and the persons named in the enclosed form of proxy intend to vote in favour of such resolution unless otherwise directed by the Shareholders appointing them.

As of the date of this circular, management of the Company is not aware of any pending take-over bids for the Shares, or of any person who intends to make a take-over bid for the Shares.

Approval of the resolution approving the Rights Plan will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.  According to the terms of the Rights Plan, only Independent Shareholders (as defined in the Rights Plan) will be eligible to participate in the vote.  If the Rights Plan is not confirmed, it will be of no further force and effect.  The Board has not determined what further action, if any, it would take if the Rights Plan is not confirmed at the Meeting.

The Board is not aware of, nor is the Board seeking confirmation of the Rights Plan in anticipation of, any pending or threatened take-over bid or offer for the Shares.  The Board does not have any current intention of implementing any other proposal having an anti take-over effect.

Background to the Rights Plan

The Rights Plan was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the Shares, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell their Shares with a view towards providing shareholders with the best opportunity to realize the maximum sale price for their Shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize Share value through possible corporate reorganizations or restructuring.  The need for time would be paramount if there was to be any real ability on the part of the Board to consider alternatives.

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder value should anyone seek to acquire control.  Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of Shares and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Potential Advantages of the Rights Plan

The Board believes that under the current rules relating to take-over bids and tender offers in Canada, there is not sufficient time for the directors to explore and develop alternatives for shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules a take-over bid must remain open in Canada for a minimum of 35 days only.  One of the primary objectives of the Rights Plan is to extend this period to a minimum of 70 days, which the Board believes is a more realistic time frame to enable it to discharge its responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders.  The Rights Plan will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control.  By motivating would-be acquirors to make a public take-over bid or offer to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holdings, in any acquisition of control of the Company.

The Board believes that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of their Shares through a take-over bid or tender offer which provides fair value to all shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for Shares of the Company and to discharge that responsibility with a view to the best interests of shareholders.

Potential Disadvantages of the Rights Plan

Because the Rights Plan may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan may reduce the likelihood of a take-over bid being made for the outstanding Shares.  Accordingly, the Rights Plan may deter some take-over bids that shareholders might wish to receive and may make the replacement of management less likely.

Summary of the Rights Plan Characteristics

The following summary of the characteristics and terms of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan.  All capitalized terms used but not defined in this summary are defined in the Rights Plan.

A copy of the Rights Plan will be available for inspection at the Meeting and at the Company’s registered office, located at 1100 – 840 Howe Street, Vancouver, BC, during regular business hours up to the day before the Meeting.

Upon a person or related group making a take-over bid, or acquiring beneficial ownership of 20% or more of the outstanding Shares, other than through certain “Permitted Acquisitions” (as discussed below) including a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan), or on terms otherwise approved by the Board, the Rights entitle holders (other than the acquiror) to acquire Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid.  The “permitted bid” concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, shareholders who favour the bid indicate their approval simply by tendering their Shares to it.  If more than 50% of the Shares held by Independent Shareholders are tendered by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of ten days to allow initially non-tendering shareholders to tender their Shares to the bid if they so choose.  Shares deposited pursuant to a bid for less than all of the Shares held by Independent Shareholders must be taken up and paid for on a pro-rata basis.  The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders’ meeting.  As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least ten days after expiry of the initial tender period.  Notwithstanding the foregoing, the Board may call a shareholders’ meeting at any time should it believe that a meeting would be beneficial to the shareholders.

The adoption of the Rights Plan does not in any way detract from or lessen the duty of the Board to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty.  It is not the intention of the Board to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director.  The proxy mechanism of the Business Corporations Act (British Columbia) and applicable securities laws is not affected by the Rights Plan, and a shareholder may use its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding Shares to requisition the Board to call a meeting of shareholders.

In accordance with the Board’s role to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board, the Board may determine to waive the application of the provisions of the Rights Plan following the announcement of a take-over bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Shares have been accumulated by an acquiror or group other than through a Permitted Acquisition (i.e., a “Flip-in Event”).

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, it can negotiate with and seek prior approval of the Board to make an offer on terms which the Board considers fair to all shareholders.  In such circumstances, the Board may elect to waive the application of the Rights Plan, thereby allowing the offer to proceed without dilution to the bidder.

Distribution of Rights

In order to implement the Rights Plan, the Board authorized the Company to issue one Right in respect of each outstanding Share to holders of record as at the Record Time and authorized the Company to issue one Right for each Share issued after the Record Time and prior to the “Separation Time” (as defined below).  The initial Exercise Price of a Right is $50.00, but the Exercise Price is subject to certain adjustments as provided for in the Rights Plan.  The Rights Plan is conditional upon its confirmation by the Independent Shareholders at the Meeting, and is also conditional upon reconfirmation by the Independent Shareholders at the annual general meetings of the Company that are to be held in 2011 and 2014.

Dilution

In the event that a person announces the acquisition of 20% or more of the Shares of the Company, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by the acquiror) will “flip-in” to entitle the registered holder to acquire Shares at a 50% discount from the then prevailing market price.  For example, if at the time of such announcement the Exercise Price is $50.00 and the Shares have a market value of $1.00 each, the holder of each Right would be entitled to purchase 100 Shares for a price of $50.00 (the number of Shares at 50% of market value that can be obtained for the Exercise Price).

Separation Time

The “Separation Time” is the close of business (Vancouver time) on the tenth business day following the earlier of:

1.

The date of the first public announcement or disclosure made by the Company or an Offeror or an Acquiring Person (discussed below) that a person has become an Acquiring Person;

2.

The date of the commencement of or first public announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid); and

3.

The date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such,

or such earlier date or later date as may be determined by the Board, provided that if any such take-over bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer will be deemed, for the purposes of determining the Separation Time, never to have been made.

Trading and Exercise of Rights

The Rights will separate and trade apart from the Shares and become exercisable after the Separation Time upon the issuance of “Rights Certificates” (as defined below).  Until the Separation Time, the Rights may be transferred only with the associated Shares and will be represented by the outstanding Share certificates.  New Share certificates issued on the transfer of existing Shares or on the issue of additional Shares will contain a notation incorporating the Rights Plan by reference.  Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time.  Thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person and Permitted Acquisitions

Subject to certain exceptions set forth in the Rights Plan, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of beneficial ownership of 20% or more of the outstanding Shares.  A person will not trigger the separation and exercisability of the Rights if it becomes the beneficial owner of 20% or more of the Shares as a result of Permitted Bid Acquisitions or Exempt Acquisitions (both as defined in the Rights Plan Agreement) or otherwise on terms approved by the Board (collectively the “Permitted Acquisitions”), provided that if it becomes the beneficial owner of 20% or more of the Shares by such means and it is or subsequently becomes the beneficial owner of any additional Shares (other than by a Permitted Acquisition) then, as of the date of such additional acquisition, it will become an Acquiring Person.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Shares.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid or Competing Permitted Bid is a Take-Over Bid made by way of a take-over bid circular and which also complies with the following additional provisions:

(a)

the bid must be made for all of the Voting Shares and to all holders of Voting Shares, wherever resident or registered on the books of the Company, on identical terms; and

(b)

the bid contains irrevocable and unqualified provisions that:

(i)

no Voting Shares will be taken up or paid for pursuant to the bid (A) prior to the close of business on a date which is not less than 60 days following the date of the bid; and (B) unless more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the bid and not withdrawn;

(ii)

all Voting Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (i) above and all Voting Shares deposited pursuant to the bid may be withdrawn at any time until taken up and paid for; and

(iii)

if the deposit condition referred to in (i) above is satisfied, the bidder will make a public announcement of that fact on the date the bid would otherwise expire and the bid will be extended for a period of time of not less than ten business days from the date it would otherwise expire.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid, provided it expires on the later of (A) 35 days after the date the Competing Permitted Bid is made; or (B) 60 days after the earliest date on which any other Permitted Bid or Competing Permitted Bid that is then in existence was made and only if at that date, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered to the Competing Permitted Bid and not withdrawn.

The Company is of the view that the requirement that the bid be made to all registered holders of Voting Shares, wherever resident, is necessary in order to ensure equal treatment for all shareholders.

The Board has determined that the Rights Plan is in the best interests of the Company and its shareholders and recommends that shareholders vote in favour of the resolution ratifying, confirming and approving the Rights Plan, and the persons named in the enclosed form of proxy intend to vote in favour of such resolution unless otherwise directed by the Shareholders appointing them.

d)

Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC, this 30th day of October, 2008.

ON BEHALF OF THE BOARD

“Brian D. Fairbank”
Brian D. Fairbank President and Chief Executive Officer

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

1.

GENERAL

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors of the Company (the “Board”) is to assist the Board in overseeing the Company’s financial reporting and disclosure.  This oversight includes:

(a)

reviewing the financial statements, management’s discussion and analysis and other financial disclosure that is provided to shareholders and disseminated to the public;

(b)

reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

(c)

monitoring the independence and performance of the Company’s external auditor and reporting directly to the Board on the work of the external auditor.

2.

COMPOSITION AND ORGANIZATION OF THE COMMITTEE

(a)

The Audit Committee must have at least three directors.

(b)

To the extent possible, the Audit Committee members must be independent.  A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer.  A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.1

(c)

To the extent possible, every Audit Committee member must be financially literate.  Financial literacy is the ability to read and to understand a set of financial statements that present a breath and a level of complexity of accounting issues that are generally comparable to the breadth and to the complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.2

(d)

At least one member of the Audit Committee must be a “financial expert” as defined in Section 407 of the Sarbanes-Oxley Act of 2002.  An audit committee financial expert means a person who has the following attributes:

i. An understanding of generally accepted accounting principles and financial statements;

_________________________

1 Multilateral Instrument 52-110 Audit Committees section 1.4

2 Multilateral Instrument 52-110 Audit Committees section 1.5

ii. The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

iii. Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

iv. An understanding of internal control over financial reporting; and

v. An understanding of Audit Committee functions.

(e)

A person shall have acquired such attributes through:

i. Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii. Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

iii. Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

iv. Other relevant experience.

(f)

The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms.  Members may serve for consecutive terms.

(g)

The Board will also appoint a Chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term.  The Chair of the Audit Committee may serve as the Chair of the committee for any number of consecutive terms.

(h)

A member of the Audit Committee may be removed or replaced at any time by the Board.  The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.

MEETINGS

(a)

The Audit Committee will meet at least four (4) times per year.  Special meetings may be called by the Chair of the Audit Committee as required.

(b)

Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

(c)

Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

(d)

The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor.  Agenda materials such as draft financial statements must be circulated to the Committee members for the members to have a reasonable time to review the materials prior to the meeting.

(e)

Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.  Minutes of each meeting must be distributed to the members of the Board, to the Chief Executive Officer, to the Chief Financial Officer and to the external auditor.

4.

RESPONSIBILITIES OF THE COMMITTEE

The Audit Committee shall be governed by the Terms of Reference for Committees adopted by the Board.  Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.

a)

External Auditor

i.

select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, internal controls and financial statements;

ii.

evaluate, prior to the external auditor performing the annual audit, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditor and recommend such payment to the Board;

iii.

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

iv.

recommend to the Board, if necessary, the replacement of the external auditor;

v.

meet at least annually with the external auditor, independent of management, and report to the Board on such meetings;

vi.

pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

vii.

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting;

b)

Financial Statements and Financial Information

viii.

review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

ix.

review and discuss with management the quarterly financial statements and recommend their approval by the Board;

x.

review and recommend to the Board for approval the financial content of the annual report;

xi.

review the process for the certification of the financial statements by the Chief Executive Officer and Chief Financial Officer;

xii.

review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure in news releases, and audit committee reports before the Company publicly discloses this information;

xiii.

review annually with the external auditor the Company’s accounting principles and the reasonableness of management’s judgments and estimates as applied in its financial reporting;

xiv.

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations that were made by the external auditor have been implemented;

xv.

review and satisfy itself that adequate procedures are in place for the review of all publicly disclosed financial information extracted from the financial statements, other than the public disclosure mentioned previously, and periodically assess the adequacy of these procedures;

c)

Risk Management, Internal Controls and Information Systems

xvi.

review with the external auditor and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

xvii.

review the adequacy of security of information, information systems and recovery plans;

xviii.

review management’s plans regarding any changes in accounting practices or policies and the financial impact thereof;

xix.

review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

xx.

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

xxi.

assist management to identify the Company’s principal business risks;

xxii.

review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

d)

Other

xxiii.

review, if any, the Company’s loans to employees and/or consultants;

xxiv.

review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

xxv.

conduct special reviews and/or other assignments from time to time as requested by the Board; and

xxvi.

conduct an annual assessment of the Audit Committee’s performance and provide a report to the Corporate Governance Committee regarding such assessment.

5.

PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6.

REPORTING

The Audit Committee will report to the Board on:

i.

the external auditor’s independence;

ii.

the performance of the external auditor and the Audit Committee’s recommendations;

iii.

the reappointment or termination of the external auditor;

iv.

the adequacy of the Company’s internal controls and disclosure controls;

v.

the Audit Committee’s review of the annual and interim financial statements;

vi.

the Audit Committee’s review of the annual and the interim management’s discussion and analysis;

vii.

the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

viii.

all other material matters dealt with by the Audit Committee.

The Audit Committee will report to the Governance Committee for the Audit Committee’s annual report.

7.

NON-EXHAUSTIVE LIST

The foregoing list of duties is not exhaustive, and the Audit Committee may, in addition, perform such other functions as may be necessary or appropriate in the circumstances or as required by the Board.

8.

AUTHORITY OF THE COMMITTEE

a)

The Audit Committee will have the resources and the authority appropriate to discharge its duties and responsibilities.  The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.  The Audit Committee may at any time contact the external auditor directly.

b)

The external auditor will report directly to the Audit Committee.